SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33816; 812-15043

Daxor Corporation; Notice of Application

March 13, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(d) and 23(a) and (b) of the Act, pursuant to section 23(c)(3) of the Act granting an exemption from section 23(c) of the Act, and pursuant to rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited under section 17(d) of the Act.

Applicant: Daxor Corporation ("Daxor").

Summary of Application: Applicant requests an order to permit, subject to shareholder approval, the Applicant to adopt an incentive compensation plan.

Filing Dates: The application was filed on June 24, 2019, and amended on October 17, 2019, and January 21, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 7, 2020 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant: Robert J. Michel, Chief Financial Officer, Daxor Corporation, 350 Fifth Avenue, Suite 4740, New York, NY 10118.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or David P. Nicolardi, Branch Chief, at (202) 551-6467 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application.   The complete application may be obtained via the Commission's website by searching for the file number or an Applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant, a New York corporation, is an investment company with medical instrumentation and biotechnology operations. Applicant is registered under the Act as an internally-managed, closed-end management investment company.

2.   Applicant has six directors, four of whom are not "interested persons" of the company as defined in section 2(a)(19) of the Act ("Non-Interested Directors"), and fifteen employees.

3.   Applicant has in the past issued stock options ("Options") under the Daxor Corporation 2004 Stock Option Plan ("2004 Daxor Plan),[1] although Applicant no longer does so.

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[1]   Applicant is not requesting any relief regarding the operation of the 2004 Daxor Plan.

4.   Applicant states that, because the medical instrumentation and biotechnology business is highly competitive, it believes that its successful operation will depend on its ability to attract, motivate and retain its employees with competitive compensation packages similar to those offered by its competitors. Applicant asserts that the companies with whom the Applicant competes for management talent are not registered investment companies subject to the Act and are thus able to offer their directors, officers and other personnel various types of non-cash, deferred compensation, including opportunities for equity participation in the enterprise, as well as cash incentive and performance based compensation. Accordingly, Applicant is requesting relief to permit, subject to final approval by the Board of Directors ("Board") and approval of the Applicant's shareholders, the adoption of the Daxor 2020 Incentive Compensation Plan ("2020 Daxor Plan" or "Plan").

5.   The 2020 Daxor Plan is administered by a committee of the Board composed solely of independent directors (the "Committee"). The Committee is composed solely of three or more directors who (i) are Non-Interested Directors of the Applicant, and (ii) are non-employee directors within the meaning of rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Non-Employee Directors"). The 2020 Daxor Plan, if approved by shareholders, would permit Applicant to issue options,[2] stock appreciation rights (including

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[2]   The exercise price of options must not be not less than the fair market value ("Fair Market Value") of a share of the Applicant's stock on the date of the grant, except as such price is adjusted to reflect certain corporate actions. For purposes of the Plan, Fair Market Value means a price that is based on the opening, closing, actual, high or low sale price, or the arithmetic mean of selling prices of, a share of common stock, on the NYSE American LLC (or such other national securities exchange or automated inter-dealer quotation system on which the common stock is principally trading) on the applicable date, the preceding trading day, the next succeeding trading day, or the arithmetic mean of selling prices on all trading days over a specified averaging period weighted by volume of trading on each trading day in the period that is

freestanding and tandem stock appreciation rights), restricted shares of stock, restricted stock units, deferred stock units ("Deferred Stock Units"),[3] shares of common stock granted as a bonus ("Bonus Stock"),[4] and awards denominated in cash ("Cash Awards")[5] (collectively, "Awards") to Eligible Persons,[6] subject to the terms and conditions discussed below. In addition, the 2020 Daxor Plan would permit dividend equivalents to be awarded in connection with any Awards under the 2020 Daxor Plan while the Awards are outstanding or otherwise subject to a restriction period on a like number of shares of Applicant's common stock. Furthermore, certain Awards may be subject to performance conditions as may be specified by the Committee.[7]

6.   Applicant represents that the 2020 Daxor Plan has been approved by the Board of Directors, including a majority of the Non-Interested Directors of the Applicant. Subject to receipt of the Order, the Board is expected to approve the submission of the 2020 Daxor Plan, in its final form, to stockholders for approval at a shareholder meeting. The 2020 Daxor Plan, in its

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within 30 days before or 30 days after the applicable date, as determined by the Committee in its discretion; provided that, if an arithmetic mean of prices is used to set a grant price or an exercise price for an option or stock appreciation right, the commitment to grant the applicable Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury Regulation §1.409A-1(b)(5)(iv)(A).

[3]   A Deferred Stock Unit is a right to receive stock, cash or a combination thereof at the end of a deferral period specified by the Committee (or if permitted by the Committee, as elected by the Eligible Person).

[4]   Except as otherwise determined by the Committee, Bonus Stock will vest immediately and shall not be subject to any restrictions.

[5]   Cash Awards may be satisfied in cash, by delivery of the number of shares valued at the Fair Market Value on the payout date, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

[6]   Under the 2020 Daxor Plan, awards may be granted to (i) any person, including officers and directors, in the regular employment of the company and (ii) any Non-Employee Director of the company ("Eligible Persons").

[7]   "Performance Award" means an Award granted to an Eligible Person which is conditioned upon satisfaction, during a period of at least one year but in no event more than ten years, of performance criteria established by the Committee.

final form, will become effective upon approval by stockholders. Applicant represents that it will submit the 2020 Daxor Plan to stockholders for approval once every five years.[8] Applicant further represents that the Board of Directors, or at its direction, the Committee, will also approve policies and procedures, established by the Applicant, reasonably designed to comply with the conditions to the requested order set forth below.

7.   Immediately following each annual meeting of stockholders, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that annual meeting may receive, at the discretion of the Committee, an award of up to 500 shares of vested Bonus Stock without restrictions. In addition, the 2020 Daxor Plan permits, to the extent provided for in the applicable Award agreement, recipients of Awards to receive dividend equivalents in respect of such Awards or any portion thereof as specified in the applicable Award agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock. Any such dividend equivalents will be paid in shares of common stock, cash or a combination thereof as and when provided for in the applicable Award agreement.

8.   The total number of shares of common stock reserved and available for delivery in connection with Awards under the 2020 Daxor Plan (other than any shares of common stock issued in payment of dividend equivalents) may not exceed 250,000 or 5% of Applicant's

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[8]   In addition, any amendment to the 2020 Daxor Plan will be subject to the approval of the Applicant's stockholders to the extent such approval is required by applicable laws or regulations, including exchange rules, or as the Board otherwise determines. The Applicant's Board is required to review the 2020 Daxor Plan at least annually.

outstanding shares, whichever is the larger number. As of January 1, 2020, 250,000 shares represents 6.7% of Applicant's current outstanding shares.

9.   Applicant states that, in the event that any extraordinary dividend, capital gains distribution or other distribution (whether in the form of cash, common stock or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the common stock such that an adjustment is determined by the Committee to be appropriate under the 2020 Daxor Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares of common stock subject to the 2020 Daxor Plan; (ii) the number and kind of shares of common stock which may be delivered in connection with Awards granted thereafter; (iii) the number and kind of shares of common stock subject to or deliverable in respect of outstanding Awards; (iv) the exercise price or grant price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award; and (v) the performance conditions with respect to any outstanding Award.

Applicant's Legal Analysis:

Sections 18(d), 23(a) and 23(b) of the Act

1.   Section 18(d) of the Act prohibits any registered management investment company from issuing warrants or rights to subscribe to or purchase its securities, except those issued exclusively and ratably to a class of the company's security holders with an exercise period of up to 120 days or in exchange for warrants in connection with a reorganization. Applicant states that section 18(d) would prohibit the issuance of certain Awards to Eligible Persons because no

corresponding warrants or rights would be issued to the Applicant's stockholders and because the Awards would not be issued in connection with a reorganization.

2.   Section 23(a) of the Act generally prohibits a registered closed-end investment company from issuing its securities for services. Applicant states that because Awards are a form of compensation, the issuance of stock-based Awards to Eligible Persons would constitute the issuance of securities for "services" and, therefore, absent an exemption, would fall within the prohibitions of section 23(a).

3.   Section 23(b) of the Act prohibits a registered closed-end investment company from selling its common stock at a price below its current NAV. Applicant states that Options will be issued with an exercise price that is not less than the Fair Market Value, and other Awards based on common stock of the Applicant are generally valued at Fair Market Value. Applicant further states that on the date of grant and date of exercise, an Option's or Stock Appreciation Right's exercise price may be less than the net asset value of a share of the Applicant's stock on such dates.

4.   Section 6(c) of the Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant requests an exemption under section 6(c) from section 18(d) and sections 23(a) and (b) of the Act to the extent necessary to implement the Plan.

5.   Applicant states that the concerns underlying those sections include (i) the possibility that Options could be granted to persons whose interests might be contrary to the interests of stockholders; (ii) the potential dilutive impact of Options on stockholders; (iii) the possibility that Options might facilitate a change of control; (iv) the introduction of complexity and uncertainty into the investment company's financial structure, thereby making it more difficult to appraise the value of their stock; (v) possible obfuscation of the extent of management compensation; and (vi) encouragement of speculative portfolio investments at the insistence of the option holders (to increase the possibility of a rise in market price from which they might benefit). Applicant asserts that these concerns would not apply to the Awards for the reasons discussed below and in the application.

6.   Applicant states that, because Awards under the Plan may be issued only to Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the applicant's stockholders. Moreover, no Eligible Person may, in general, be granted Awards that in the aggregate exceed 35% of the shares of common stock reserved for issuance under the Plan. In addition, in no event may the total number of shares of stock, with respect to which all types of Awards may be granted to an Eligible Person under the Plan exceed 75,000 shares of stock within any thirty-six month period during which the Plan is in effect.

7. Applicant represents that the 2020 Daxor Plan will be submitted to stockholders for their approval in compliance with Item 10 of Schedule 14A under the Exchange Act, with the standards and guidelines adopted by the Financial Accounting Standards Board, and the requirements of Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act, and Item 18 of Form N-2. In addition, Applicant will comply with the disclosure requirements

for executive compensation plans applicable to operating companies under the Exchange Act. Applicant asserts that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of their stock.

8.   Applicant acknowledges that Awards granted under the Plan would have a dilutive effect on the stockholders' equity in Applicant, but argue that the effect would not be significant and would be outweighed by the anticipated benefits of the Plan to Applicant and its stockholders.[9] Applicant believes that the flexibility to offer equity-based employee compensation is essential to its ability to compete. Applicant also asserts that equity-based compensation would more closely align the interests of Applicant and its employees and directors with those of Applicant's stockholders.

9.   Applicant states that stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the 2020 Daxor Plan by the Board. Applicant asserts that the requested exemptions are consistent with the protection of investors because of the proposed limitations on the grant of Awards and the required Board and shareholder approvals. Finally, Applicant argues that the 2020 Daxor Plan is consistent with the policies and purposes of the Act because the Commission and Congress have previously

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[9]   Applicant represents that the maximum potential dilution to an applicant's stockholders (in terms of net asset value per share) that would result from grants of Awards under the Plan would be approximately 6.7%. Applicant submits that the conditions in the requested order would provide protection to investors against dilution of their pro rata interests that are similar to those the Commission has previously found consistent with the purposes and policies of the Act and are even greater than those that Congress imposed on stock options issued by business development companies ("BDCs"). Applicant states that less dilution could occur under the Plan than from stock options issued by BDCs, on which Congress imposed a 25% limit on the maximum increase in the amount of voting securities that could result if all outstanding warrants, options and other rights were exercised.

permitted certain companies regulated under the Act to issue stock options and to adopt incentive compensation plans similar to the 2020 Daxor Plan.

Section 17(d) of the Act

10.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person, from participating in a joint enterprise, joint arrangement or profit-sharing plan in which the company is a participant, unless the Commission by order approves the transaction. Rule 17d-l(c) defines a joint enterprise to include any stock option or stock purchase plan. Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the registered investment company in a joint enterprise is consistent with the Act's policies and purposes and (ii) the extent to which that participation is on a basis different from or less advantageous than that of other participants. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any officer, director, partner, copartner or employee of such other person. Because all Eligible Persons are either directors or employees of Applicant, Eligible Persons fall within the scope of section 17(d) and rule 17d-1 and, consequently, are prohibited from participating in the Plan, absent the requested relief.

11.   Applicant requests an order pursuant to section 17(d) and rule 17d-1 to permit the operation of the Plan. Applicant states that the Plan, although benefiting Eligible Persons and Applicant in different ways, are in the interests of stockholders of the Applicant because the Plan would help them attract, motivate and retain talented professionals and help align the interests of

employees with those of their stockholders. Thus, Applicant asserts that its participation in the Plan will be on a basis no less advantageous than that of Eligible Persons.[10]

<u>Section 23(c) of the Act</u>

12.   Section 23(c) of the Act generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tender offers or under other circumstances as the Commission may permit to insure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

13.   Applicant states that the payment of a stock option exercise price with previously acquired stock of the Applicant or with shares withheld by the Applicant may be deemed a purchase by the Applicant of its own securities within the prohibition of section 23(c).[11] Applicant therefore requests an order under section 23(c) to permit these purchases. Applicant states that it will purchase its shares from Eligible Persons at their Fair Market Value on the relevant date, which would not be significantly different from the price at which all other stockholders could sell their shares in a market transaction. Applicant therefore submits that such transactions would not unfairly discriminate against other stockholders.

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[10]   As noted above, Applicant also asserts that the Plan is consistent with the policies and purposes of the Act because the Commission and Congress have previously permitted certain companies regulated under the Act to issue stock options and to adopt incentive compensation plans similar to the Plan.

[11]   Applicant states this analysis could also apply in the case of shares withheld by Applicant or delivery of shares by an Eligible Person in satisfaction of withholding taxes.

<u>Applicant's Conditions:</u>

Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The Board will maintain a Committee, none of the members of which will be "interested persons" of the Applicant as defined in the Act. The Committee will administer the 2020 Daxor Plan and will be composed of three or more directors of the Applicant who (i) are Non-Interested Directors of the Applicant, and (ii) are Non-Employee Directors within the meaning of rule 16b-3 under the Exchange Act.

2.   The Plan will not be operated unless it is approved by a majority of the votes cast by stockholders at a meeting called to consider the Plan. Any amendment to the 2020 Daxor Plan will be subject to the approval of Applicant's stockholders to the extent such approval is required by applicable law or regulation or the Board otherwise determines. Unless terminated or amended, during the fifth year of the 2020 Daxor Plan (and each fifth year thereafter), the Plan shall be submitted for reapproval to the Applicant's stockholders and all Awards made during that year shall be contingent upon stockholder approval.

3.   Awards are not transferable or assignable, except as the Committee will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution. Awards may also be transferred pursuant to a qualified domestic relations order.

4.   The maximum number of shares of stock available for delivery in connection with all Awards granted under the 2020 Daxor Plan may not exceed 250,000 of such shares, or 5% of the

Applicant's outstanding shares, whichever is the larger number, subject to adjustment for corporate transactions.

5.   The Board will review the 2020 Daxor Plan at least annually. In addition, the Committee periodically will review the potential impact that the grant, exercise, or vesting of Awards could have on the Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review, and the Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of investors in the Applicant. This will include the authority to prevent or limit the grant of additional Awards. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

6.   Awards under the 2020 Daxor Plan are issuable only to Eligible Persons. No person will be granted Awards denominated by reference to shares, or be issued shares in settlement of Awards not initially denominated by reference to shares, that in the aggregate exceed 35% of the shares initially reserved for issuance under the Plan, subject to adjustment under the Plan. Subject to the immediately preceding limitation, in any thirty-six month period during which the Plan is in effect, no person may be granted Awards under the Plan relating to more than 75,000 shares, which amount may be adjusted to reflect certain corporate transactions or events that affect the Applicant's stock. Grants to Non-Employee Directors are limited to those described in condition 7 below.

7.   In each fiscal year, a Non-Employee Director may be granted up to 500 shares of vested Bonus Stock without restrictions, which amount may be adjusted to reflect certain corporate transactions.

For the Commission, by the Division of Investment Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary
